Att
2/17/04

SECU[...] MMISSION

04001934

VF 2-11-04

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SEC MAIL PROCESSING SECTION FEB 11 2004 WASH DC

| SEC FILE NUMBER |
|---|
| 8- 52506 |

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

**FACING PAGE**
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING **01/01/2003** (MM/DD/YY) AND ENDING **12/31/2003** (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

**InTrade, LLC**

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

**2 Rector Street, Suite 1103**
(No. and Street)

**New York** (City) **New York** (State) **10006** (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

**Brian J. Potash** **(212) 566-2484**
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFCATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

**Kempisty & Company, Certified Public Accountants, P.C.**
(Name – *if individual, state last, first, middle name*)

**15 Maiden Lane, Suite 1003** (Address) **New York** (City) **New York** (State) **10038** (Zip Code)

PROCESSED
FEB 20 2004
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond

# OATH OR AFFIRMATION

I, Mark I. Frank, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of InTrade, LLC, as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Member

Title

DIERDRE STEINHAUS AINBINDER
Notary Public, State of New York
No. 01AI4899711
Qualified in Nassau County
Commission Expires July 6, 20 05

Dierdre Steinhaus Ainbinder

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of financial condition.
- ☒ (c) Statement of income (loss).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' equity or partners' or sole proprietor's capital.
- ☒ (f) Statement of changes in liabilities subordinated to claims of general creditors.
- ☒ (g) Computation of net capital for brokers and dealers pursuant to Rule 15c3-1.
- ☐ (h) Computation for determination of reserve requirements pursuant to Rule 15c3-3.
- ☐ (i) Information relating to the possession or control requirements for broker and dealers under Rule 15c3-3.
- ☐ (j) A reconciliation, including appropriate explanation, of the computation of net capital under Rule 15c3-1 and the computation for determination of the reserve requirements under exhibit A of Rule 15c3-3.
- ☐ (k) A reconciliation between the audited and unaudited statements of financial condition with respect to methods of consolidation.
- ☒ (l) An oath or affirmation.
- ☐ (m) A copy of the SIPC supplemental report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditor's report on internal accounting control.
- ☐ (p) Schedule of segregation requirements and funds in segregation – customers regulated commodity futures account pursuant to Rule 171-5.

# INTRADE, LLC

## FINANCIAL STATEMENTS
## AND ADDITIONAL INFORMATION

## YEAR ENDED DECEMBER 31, 2003
## WITH SUPPLEMENTARY REPORT
## OF INDEPENDENT PUBLIC AUDITOR

INTRADE, LLC

DECEMBER 31, 2003

# INDEX

# KEMPISTY & COMPANY

*CERTIFIED PUBLIC ACCOUNTANTS, P.C.*

*15 MAIDEN LANE - SUITE 1003 - NEW YORK, NY 10038 - TEL (212) 406-7272 - FAX (212) 513-1930*


## INDEPENDENT AUDITORS' REPORT

To the Members of
Intrade, LLC

We have audited the accompanying statement of assets, liabilities and members' equity of Intrade, LLC as of December 31, 2003 and the related statements of income and expenses, members' equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Intrade, LLC at December 31, 2003 and the results of its' operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Kempisty & Company CPAs, P.C.

Kempisty & Company
Certified Public Accountants PC
New York, New York
February 4, 2004

**INTRADE, LLC**

**STATEMENT OF ASSETS, LIABILITIES AND MEMBERS' EQUITY**

**DECEMBER 31, 2003**

| | | |
|---|---|---|
| **ASSETS** | | |
| Cash | $ | 579,701 |
| Due from Clearing Broker (Note 4) | | 2,264,439 |
| Chicago Mercantile Membership, at cost (Note 2) | | 92,259 |
| JBO Investment | | 10,000 |
| Fixed Assets (net of accumulated depreciation of $132,641) (Note 5) | | 445,480 |
| Security Deposits | | 14,400 |
| Interest and Dividends Receivable | | 15,174 |
| Prepaid Expenses | | 10,298 |
| Organization Costs (net of accumulated amortization of $13,470) | | 5,772 |
| TOTAL ASSETS | $ | 3,437,523 |
| **LIABILITIES AND MEMBERS' EQUITY** | | |
| Accounts Payable and Accrued Expenses | | 132,172 |
| Secured Demand Note | | 125,000 |
| Interest Payable | $ | 12,500 |
| TOTAL LIABILITIES | | 269,672 |
| Subordinated Loan (Note 8) | | 1,250,000 |
| Commitments and Contingent Liabilities (Note 6) | | |
| Members' Equity | | 1,917,851 |
| TOTAL LIABILITIES AND MEMBERS' EQUITY | $ | 3,437,523 |

**INTRADE, LLC**

**STATEMENT OF INCOME AND EXPENSES**

**FOR THE YEAR ENDED DECEMBER 31, 2003**

| | | |
|---|---|---|
| Revenues: | | |
| Principal trading | $ | 2,505,326 |
| WTC Recovery Grant | | 147,823 |
| Insurance claims | | 114,835 |
| Interest income | | 421 |
| Total Income | | 2,768,405 |
| | | |
| Expenses: | | |
| Trading expenses | | 1,303,283 |
| Brokerage commissions | | 420,406 |
| Employee compensation and benefits | | 320,846 |
| Guaranteed payments to partners | | 35,417 |
| Communications | | 305,267 |
| Office supplies and expenses | | 72,830 |
| Professional fees | | 31,841 |
| Depreciation and Amortization | | 72,513 |
| Regulatory and exchange fees | | 45,428 |
| Occupancy | | 61,162 |
| Interest expense | | 44,532 |
| Seat lease expense | | 258,680 |
| Clearing fees | | 76,512 |
| Miscellaneous | | 7,407 |
| Total Expenses | | 3,056,124 |
| Net loss | $ | (287,719) |

integral part of these financial statements

**INTRADE, LLC**

**STATEMENT OF CHANGES IN MEMBERS' EQUITY**

**FOR THE YEAR ENDED DECEMBER 31, 2003**

| | | |
|---|---|---|
| Members' equity at January 1, 2003 | $ | 2,825,550 |
| Capital contributions | | 795,164 |
| Net loss | | (287,719) |
| Capital withdrawals | | (1,415,144) |
| Members' equity at December 31, 2003 | $ | 1,917,851 |

…al part of these financial statements

**INTRADE, LLC**

**STATEMENT OF CHANGES IN SUBORDINATED BORROWINGS**

**FOR THE YEAR ENDED DECEMBER 31, 2003**

| | |
|---|---|
| Subordinated borrowings at January 1, 2003 | $ - |
| Increases: | |
| Issuance of subordinated loan | 1,250,000 |
| Subordinated borrowings at December 31, 2003 | $ 1,250,000 |

**INTRADE, LLC**

**STATEMENT OF CASH FLOWS**

**FOR YEAR ENDED DECEMBER 31, 2003**
Increase (Decrease) in cash

| | | |
|---|---|---|
| CASH FLOWS FROM OPERATING ACTIVITIES: | | |
| Net loss | $ | (287,719) |
| Adjustments to reconcile net loss to net cash used by operating activities: | | |
| Depreciation and amortization | | 72,513 |
| Changes in operating assets and liabilities: | | |
| Decrease in due from clearing broker | | 796,445 |
| (Increase) in interest and dividends receivable | | (1,971) |
| (Increase) in prepaid expenses | | (10,298) |
| (Decrease) in accounts payable and accrued expenses | | (508,531) |
| (Decrease) in due to clearing broker | | (82,904) |
| Increase in interest payable | | 12,500 |
| Total adjustments | | 277,754 |
| NET CASH USED BY OPERATING ACTIVITIES | | (9,965) |
| CASH FLOWS FROM INVESTING ACTIVITIES: | | |
| Investment in NYSE EAM | | 233,330 |
| Purchase of fixed assets | | (289,493) |
| Repayment of loans receivable | | 10,000 |
| CASH USED BY INVESTING ACTIVITIES | | (46,163) |
| CASH FLOWS FROM FINANCING ACTIVITIES: | | |
| Capital contributions | | 795,164 |
| Capital withdrawals | | (1,415,144) |
| Subordinated loan proceeds | | 1,250,000 |
| Payments on secured demand note | | (34,375) |
| CASH PROVIDED BY FINANCING ACTIVITIES | | 595,645 |
| NET INCREASE IN CASH | | 539,517 |
| CASH - Beginning of year | | 40,184 |
| CASH - End of year | $ | 579,701 |

**INTRADE, LLC**

**NOTES TO FINANCIAL STATEMENTS**
**December 31, 2003**

NOTE 1- ORGANIZATION AND NATURE OF BUSINESS

Intrade, LLC, a New York limited liability company (the "Company") is registered as a securities broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the New York Stock Exchange ("NYSE"), the American Stock Exchange ("AMEX"), the National Association of Securities Dealers, Inc. ("NASD") and the Pacific Stock Exchange ("PCX").

The Company is engaged in the activity of trading securities and index futures.

NOTE 2- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents

All short-term investments with an original maturity of three months or less are considered to be cash equivalents.

Concentration of Credit Risk

The Company is engaged in various investment and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

At December 31, 2003 the Company's clearing broker held assets of $2,264,439 on behalf of the Company.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

Securities transactions and related income and expenses are recorded on the books on a trade date basis.

NOTE 2- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Depreciation and Amortization

The cost of furniture and equipment is depreciated over the estimated useful lives of the related assets of five to seven years. Software is depreciated over 5 years. The cost of leasehold improvements is amortized over the lesser of the length of the related lease or the estimated useful life of the assets. Depreciation is computed on a straight line basis for financial reporting purposes and on an accelerated basis for income tax purposes. Leasehold improvements for income tax purposes are amortized in accordance with Internal Revenue Service regulations.

Exchange Memberships

The CME Exchange membership is recorded at cost. The market value of the membership at December 31, 2003 is $175,000 (bid price).

Comprehensive Income

The Company adopted Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" ("SFAS No. 130"). SFAS No. 130 requires an entity to report comprehensive income and its components and increases financial reporting disclosures. This standard has no impact on the Company's financial position, cash flows or results of operations since no elements of the Company's comprehensive income exist other than the loss from operations.

NOTE 3- INCOME TAXES

No provisions for federal and state income taxes are made in the financial statements as these taxes are the responsibility of the members under this form of organization.

NOTE 4- RECEIVABLE FROM BROKER-DEALERS AND CLEARING ORGANIZATIONS

Amounts receivable from and payable to the Company's clearing organization at December 31, 2003, consist of the following:

| | Receivable | Payable |
|---|---|---|
| Receivable from clearing broker | $ 2,264,439 | $ - |
| | $ 2,264,439 | $ - |

## NOTE 5- FIXED ASSETS

Fixed assets are comprised of the following:

| | | |
|---|---|---|
| Furniture | $ | 12,290 |
| Equipment | | 347,854 |
| Software | | 198,125 |
| Leasehold Improvements | | 19,852 |
| | | 578,121 |
| Less: accumulated depreciation and amortization | | (132,641) |
| | $ | 445,480 |

## NOTE 6- COMMITMENTS AND CONTINGENCIES

Operating Leases

The Company has a lease agreement for office space which expires in June 2007. The Company rents a second office, on a month to month basis. During 2003 the Company paid $61,162 in rent expense.

Remaining commitments under the operating leases are as follows:

| Year ending December 31, | | Amount |
|---|---|---|
| 2004 | $ | 46,836 |
| 2005 | | 48,241 |
| 2006 | | 49,688 |
| 2007 and thereafter | | 25,212 |
| | $ | 169,977 |

Seat Leases

The Company has entered into seat lease agreements on both the New York and American Stock Exchange which expire in March 2004. Remaining commitments under these leases are:

| December 31, | | Amount |
|---|---|---|
| 2004 | $ | 55,950 |

Securities Loan Agreement

During July 2003 the Company entered into a Master Securities Loan Agreement for the purpose of securities lending and borrowing. Under the agreement, the Company must pay minimum fees of $10,000 per month.

NOTE 6- COMMITMENTS AND CONTINGENCIES (continued)

Software License Agreement

During 2003 the Company entered into a software license and support services agreement. Under the agreement the Company must pay a minimum fee of $15,000 per month.

NOTE 7- NET CAPITAL REQUIREMENTS

The Company is a member of the New York Stock Exchange and is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. This Rule requires that the ratio of aggregate indebtedness to net capital may not exceed 15 to 1, and equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2003, the Company's net capital was $2,538,642 which was $2,438,642 in excess of its required net capital of $100,000. The Company's aggregate indebtedness to net capital ratio was 0.057 to 1.

NOTE 8- SUBORDINATED BORROWINGS

The borrowings under subordination agreements at December 31, 2003 are as follows:

| | |
|---|---|
| Subordinated loan at 8% interest payable quarterly, maturity date August 15, 2004 | $ 1,250,000 |

The subordinated borrowings are available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

NOTE 9- OFF BALANCE SHEET RISK

Pursuant to a clearance agreement, the Company clears all of its securities transactions through its sole clearing broker. Under certain conditions as defined in the clearance agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions initiated by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the securities transactions introduced by the Company.

SUPPLEMENTARY INFORMATION PURSUANT TO RULE 17a-5

OF THE SECURITIES EXCHANGE ACT OF 1934

**INTRADE, LLC**

**SCHEDULE I**
**COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION**
**DECEMBER 31, 2003**

| | | |
|---|---|---|
| NET CAPITAL: | | |
| Members' equity | | $ 1,917,851 |
| Add: allowable subordinated liabilities | $ 1,250,000 | |
| | | 1,250,000 |
| Less non-allowable assets and deductions: | | |
| Fixed assets, net | 445,480 | |
| CME Membership | 92,259 | |
| Security Deposits | 14,400 | |
| JBO Investment | 10,000 | |
| Prepaid expenses | 10,298 | |
| Organization costs, net | 5,772 | |
| | | 578,209 |
| Less: Haircut on NYSE seat lease | | 51,000 |
| NET CAPITAL | | $ 2,538,642 |
| AGGREGATE INDEBTEDNESS, total liabilities | | $ 144,672 |
| MINIMUM NET CAPITAL REQUIRED (6.67% of aggregate indebtedness) | | $ 9,645 |
| MINIMUM NET CAPITAL DOLLAR REQUIREMENT | | $ 100,000 |
| MINIMUM NET CAPITAL REQUIRED | | $ 100,000 |
| EXCESS NET CAPITAL ($2,538,642 - $100,000) | | $ 2,438,642 |
| PERCENTAGE OF AGGREGATE INDEBTEDNESS TO | $ 144,672 | |
| NET CAPITAL | $ 2,538,642 | 5.70% |

**There are no material differences between the above computation and the computation included in the Company's**

**INTRADE, LLC**

**SCHEDULE II**
**COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS**
**UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION**
**DECEMBER 31, 2003**

The Company is exempt from the Securities and Exchange Commission Rule 15c3-3 and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

# INTRADE, LLC

## INDEPENDENT PUBLIC ACCOUNTANTS' SUPPLEMENTARY REPORT ON INTERNAL ACCOUNTING CONTROL

## DECEMBER 31, 2003

*KEMPISTY & COMPANY*
*CERTIFIED PUBLIC ACCOUNTANTS, P.C.*
*15 MAIDEN LANE - SUITE 1003 - NEW YORK, NY 10038 - TEL (212) 406-7272 - FAX (212) 513-1930*

Intrade, LLC
New York, New York

In planning and performing our audit of the financial statements of Intrade, LLC (the "Company") for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a) (11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Intrade, LLC

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activites for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, The New York Stock Exchange, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers,and is not intended to be and should not be used by anyone other than these specified parties.

Kempisty & Company CPAs, P.C.

Kempisty & Company
Certified Public Accountants PC
New York, New York
February 4, 2004